

You know that if you invest with us, into EX VENTURE,

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livlife.inc Campaign Starting Soon! So Excited to be building the most beautiful Community for remote workers and... more

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sensescanggu 😍

livlife.inc We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

7 days ago



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

